[NBT BANCORP LETTERHEAD]




                               September 26, 2005


BY EDGAR AND OVERNIGHT DELIVERY

Mr. Donald Walker
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549


     RE:  NBT BANCORP INC.
          FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
          FILED MARCH 16, 2005
          FILE NO. 000-14703

Dear Mr. Walker:

     I am writing in response to the Staff's letter of comment dated September 15, 2005 (the "Comment Letter") to Mr. Daryl R. Forsythe of NBT Bancorp Inc. (the "Company"). The responses to the Comment Letter set forth below are keyed to the sequence of the comments in the Comment Letter.

ITEM 1. BUSINESS
----------------
NONPERFORMING ASSETS
--------------------

     1. We note your disclosures regarding the determination of your allowance for loan losses. Please tell us:

               - the amount of the specific allowance attributable to your non-performing loans, if any;

               - why your provision for loan losses has remained constant over the past several years in veiw of your net charge-off history; and

               - how you have considered the $48.0 million in potential problem loans as of December 31, 2004 in determining your allowance.

          RESPONSE:

a) Specific allocations are established in compliance with Financial Accounting Standard Board (FASB) Statement of Financial Accounting Standards (FAS) No. 114, " Accounting by Creditors for Impairment of a Loan". At December 31, 2004, and 2003 the Company had $10.5 million and $8.7 million, respectively, in nonaccrual commercial and agricultural loans and real estate loans, that were considered impaired with a specific allocation of $0.2 million for both periods.

b) The following represents Tables 7 (Nonperforming Assets) and 8 (Allowance for Loan and Lease Losses) from the Company's Form 10-K for the fiscal year ended December 31, 2004 ("Form 10-K"):

TABLE 7. NONPERFORMING ASSETS
-----------------------------------------------------------------------------------------------------
                                                                   As of December 31,
                                                     ------------------------------------------------
(Dollars in thousands)                                 2004      2003      2002      2001      2000
-----------------------------------------------------------------------------------------------------
NONACCRUAL LOANS
Commercial and agricultural loans and real estate    $10,550   $ 8,693   $16,980   $31,372   $14,054
Real estate mortgages                                  2,553     2,483     5,522     5,119       647
Consumer                                               1,888     2,685     1,507     3,719     2,402
                                                     ------------------------------------------------
Total nonaccrual loans                                14,991    13,861    24,009    40,210    17,103
                                                     ------------------------------------------------
LOANS 90 DAYS OR MORE PAST DUE AND STILL
ACCRUING
Commercial and agricultural loans and  real estate         -       242       237       198     4,523
Real estate mortgages                                    737       244     1,325     1,844     3,042
Consumer                                                 449       482       414       933       865
                                                     ------------------------------------------------
Total loans 90 days or more past due and still
accruing                                               1,186       968     1,976     2,975     8,430
Restructured loans                                         -         -       409       603       656
                                                     ------------------------------------------------
Total nonperforming loans                             16,177    14,829    26,394    43,788    26,189
Other real estate owned                                  428     1,157     2,947     1,577     1,856
                                                     ------------------------------------------------
Total nonperforming loans and other real estate
owned                                                 16,605    15,986    29,341    45,365    28,045
Nonperforming securities                                   -       395     1,122     4,500     1,354
                                                     ------------------------------------------------
Total nonperforming loans, securities, and other
real estate owned                                    $16,605   $16,381   $30,463   $49,865   $29,399
                                                     ================================================
Total nonperforming loans to loans and leases           0.56%     0.56%     1.12%     1.87%     1.17%
Total nonperforming loans and other real estate
owned to total assets                                   0.39%     0.40%     0.79%     1.25%     0.78%
Total nonperforming loans, securities, and other
real estate owned to total assets                       0.39%     0.40%     0.82%     1.37%     0.82%
Total allowance for loan and lease losses to
nonperforming loans                                   277.75%   287.62%   152.18%   102.19%   124.07%


TABLE 8. ALLOWANCE FOR LOAN AND LEASE LOSSES
---------------------------------------------------------------------------------------------
(Dollars in thousands)                         2004      2003      2002      2001      2000
---------------------------------------------------------------------------------------------
Balance at January 1                         $42,651   $40,167   $44,746   $32,494   $28,240

LOANS AND LEASES CHARGED-OFF
Commercial and agricultural                    4,595     5,619     9,970    17,097     3,949
Real estate mortgages                            772       362     2,547       783     1,007
Consumer*                                      6,239     5,862     5,805     4,491     2,841
                                             ------------------------------------------------
  Total loans and leases charged-off          11,606    11,843    18,322    22,371     7,797
                                             ------------------------------------------------
RECOVERIES
Commercial and agricultural                    2,547     3,185     3,394     1,063       503
Real estate mortgages                            215       430       104       122       141
Consumer*                                      1,510     1,601     1,172     1,004       739
                                             ------------------------------------------------
  Total recoveries                             4,272     5,216     4,670     2,189     1,383
                                             ------------------------------------------------
Net loans and leases charged-off               7,334     6,627    13,652    20,182     6,414
Allowance related to purchase acquisitions         -         -         -       505       525
Provision for loan and lease losses            9,615     9,111     9,073    31,929    10,143
                                             ------------------------------------------------
Balance at December 31                       $44,932   $42,651   $40,167   $44,746   $32,494
                                             ================================================
Allowance for loan and lease losses to
loans and leases outstanding at end of
year                                            1.57%     1.62%     1.70%     1.91%     1.45%
Net charge-offs to average loans and
leases outstanding                              0.27%     0.27%     0.58%     0.87%     0.31%

* Consumer charge-off and recoveries include consumer, home equity, and lease financing.

     Our provision for loan losses, net charge-offs, loan growth, and nonperforming loans, have remained relatively consistent over the past several years, with the exception of 2001 and 2002. During 2001, the provision for loan losses was increased to $31.9 million from $10.1 million in 2000 in consideration of following: the significant increase in non-performing loans and net charge-offs that occurred in 2001; the growth in higher credit risk loan types in 2001, as the Company's strategic focus on loan growth, particularly commercial lending, was also the focus of the banks acquired by the Company in 2001 and 2000 (commercial loans grew from $755.4 million at December 31, 1999 to $958.1 million at December 31,
     2001); the fact that recently acquired banks appeared to have used generally less conservative underwriting and monitoring standards than the Company (the Company acquired CNB Bank in 2001 and LA Bank, NA and Pioneer American Bank in 2000); and the significant downturn in economic conditions in the Company's market areas during 2001. Non-performing loans increased from $26.2 million at December 31, 2000 to $43.8 million at December 31, 2001. Net charge-offs increased from $6.4 million in 2000 to $20.2 million in 2001. During 2002, the provision decreased to $9.1 million. Net charge-offs decreased to $13.7 million during 2002. Net charge-offs in 2002 exceeded the 2002 provision for loan and lease losses because the Company had provided for certain of the 2002 charge-offs in previous years. Since 2002, both the provision for loan losses and net charge-offs have returned to more normalized levels and have remained relatively consistent. The levels of provisions in recent years reflect in large part loan growth, as loans grew at a 12% rate in 2003 and a 9% rate in 2004. Although 2004 loan growth was somewhat less than 2003, that loan growth was significantly in higher credit risk type loans.

c) As disclosed under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations - Nonperforming Assets" in the Form 10-K, potential problem loans are performing loans, but known information exists about possible credit problems of the related borrowers that causes management to have doubts as to the ability of such borrowers to comply with the present loan repayment terms and which may result in disclosure of such loans as nonperforming at some time in the future. Potential problem loans are loans that are performing but are classified by the Company's loan rating system as "substandard." Loans so classified must have a well-defined weakness, or weaknesses, that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the bank will sustain some loss if the deficiencies are not corrected. These criticized loans are assigned a loss factor by the severity of classification utilizing the bank's allowance methodology that is established based upon consideration of historical charge-off experience among other relevant factors.

                                    * * * *

          The  Company  hereby  acknowledges  that:

     - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

     - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions or would like further information concerning the foregoing please do not hesitate to contact me at (607) 337-6520.


                                                 Sincerely,



                                                 Michael  J.  Chewens
                                                 Senior Executive Vice President
                                                 Chief Financial Officer and
                                                 Corporate Secretary


cc:  Daryl R. Forsythe
     NBT Bancorp Inc.